

August 15, 2012

<u>Via E-mail</u>
Mr. Peter Levy
Chief Operating Officer
Myos Corporation
45 Horsehill Road, Suite 106
Cedar Knolls, New Jersey 07927

> **Re:** **Myos Corporation**
> **Registration Statement on Form S-1**
> **Filed August 6, 2012**
> **File No. 333-183098**

Dear Mr. Levy:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. Specifically, it does not appear that you have filed financial statements audited by a public accounting firm registered with the PCAOB for each of the periods presented in your filing. Please obtain and file financial statements audited by an independent accounting firm currently registered with the PCAOB.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Please contact Kevin Dougherty at (202) 551-3271 or in his absence, Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc:     <u>Via E-mail</u>
        Stuart Neuhauser
        Ellenoff Grossman & Schole LLP